APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

People's Kitchen
Balance Sheet - unaudited
For the period ended 3/1/20

		Current Period
		1-Mar-20
ASSETS		
Current Assets:		
Operating expenses	$	11,200.00
Petty Cash		5,000.00
Total Current Assets		16,200.00
Fixed Assets:		
Equipment		29,888.00
Building improvements		23,912.00
Total Fixed Assets		53,800.00
TOTAL ASSETS	**$**	**70,000.00**
LIABILITIES		
Current Liabilities:		
Common Capital Loan		65,000.00
Total Liabilities		65,000.00
EQUITY		
Owner's Equity		5,000.00
Total Equity		5,000.00
TOTAL LIABILITIES & EQUITY	**$**	**70,000.00**
Balance Sheet Check		-

I, Matthew Lillibridge, certify that:

1. The financial statements of Serve Food LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Serve Food LLC has not been included in this Form as Serve Food LLC was formed on 06/18/2018 and has not filed a tax return to date.

Signature: DocuSigned by: Matthew Lillibridge 360307612958480...

Name: Matthew Lillibridge

Title: Chef Founder